Exhibit 99.1

Valens Semiconductor Acquires Acroname, Bolstering its Innovative USB Offering for the Industrial Market

HOD HASHARON, Israel. June 3rd, 2024 – Today, Valens Semiconductor (NYSE:VLN), a leader in high-performance connectivity, announced the acquisition of Acroname, a pioneering company specializing in advanced automation and control technologies. The acquisition enables Valens to expand its position in the industrial market with a holistic USB-focused offering that includes Valens’ innovative USB extension chipsets, augmented by Acroname’s unique technology and expertise. The synergies between the two companies will allow customers to accelerate the introduction of new innovative products to market.

The industrial and machine vision markets are progressing in the transition to USB-connected cameras, with USB3 Vision cameras accounting for nearly 30% of the connectivity interfaces. With its expertise in software control, telemetry data, USB-PD and robust build quality, Acroname has been a leading supplier of high-end programmable USB hubs, switches, and test automation systems for industrial applications. Combined with Valens’ innovative VS6320 chipset – the only single-chip 100m industrial-grade copper SuperSpeed USB extension on the market – Valens can provide a holistic solution for USB peripherals that include both extension and fully programmable, telemetry rich, switching of USB signals. Combining the expertise of Valens and Acroname will open new opportunities for innovative solutions in the industrial machine vision, test automation, and other markets affected by the limitations of USB.

Acroname designs, develops, and distributes products for applications in manufacturing automation, AV conference rooms, managed IT services, mobile device management, and embedded robotic control systems. Based in Boulder, Colorado, and founded in 1994, Acroname’s system automation platform, BrainStem®, provides highly modular and scalable hardware and software tools, including tools for management of USB and USB-PD, used in OEM applications around the world. Over 400,000 BrainStem powered devices are deployed in the field today, testing some of the world’s largest volume consumer products.

“We are excited to welcome Acroname to the Valens team,” said Gideon Ben Zvi, CEO of Valens Semiconductor. “By incorporating Acroname’s technology and expertise into our USB offering, we will be able to deliver a unique value proposition to the industrial market, enabling the long-distance extension and seamless switching of Hi-Speed and SuperSpeed USB devices. This acquisition, our first M&A transaction, is an important milestone in our strategy of expanding our offering to multiple industries and increasing our value add for our customers.”

“Valens is a company that shares our vision of enabling high-performance connectivity for the industrial market,” said Justin Gregg, CEO of Acroname. “We’re thrilled to become part of a company that aligns with our core values – customer-centric, technology-driven, and with a strong spirit of innovation. Our products will perfectly complement Valens’ offering, and the whole team is excited about creating products that combine data-rich control automation with best-in-class connectivity. We’re looking forward to enhancing Valens’ position as a leader in high-performance connectivity.”

The purchase price for the acquisition was $7.8 million in cash, plus the amount of cash held by Acroname at closing, which was $1.3 million.

The purchase price is subject to a post-closing adjustment for net working capital.

In addition, the Company shall be obligated to pay the sellers earn out payments of up to $7.2 million depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025, and development of a certain product by June 2026.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan,

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Pat Burek

Senior Vice President

Financial Profiles, Inc.

pburek@finprofiles.com

Investor Contacts

Lisa Fortuna
Senior Vice President
Financial Profiles, Inc.

lfortuna@finprofiles.com

SOURCE Valens Semiconductor